                                     June 1, 2016

VIA EDGAR

Ms. Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Saban Capital Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted April 20, 2016

CIK No. 0001671854

Dear Ms. Hayes:

On behalf of Saban Capital Acquisition Corp. (the “Company”), in connection with the proposed initial public offering of the Company’s securities, we have submitted confidentially today a revised draft of the Company’s Registration Statement on Form S-1 (the “Amended Draft Registration Statement”) in response to the comments of the staff (“Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated May 17, 2016, concerning the Company’s draft Registration Statement on Form S-1 submitted on April 20, 2016 (the “Draft Registration Statement”).

The changes reflected in the Amended Draft Registration Statement include those made in response to the Staff’s comments as well as other updates. For the

Securities and Exchange Commission

June 1, 2016

convenience of the Staff, we also have sent to you paper copies of this letter and copies of the Amended Draft Registration Statement marked to show changes from the Draft Registration Statement. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Amended Draft Registration Statement. References throughout this letter to “we” and “our” are to the Company.

Prospectus Cover Page

1.	Your cover page is overly detailed and difficult to read. Please revise and confirm that the cover page will be printed in 10-point type or larger.

We have revised the cover page of the prospectus to remove certain details and ensure that it is easier to read. We confirm that the cover page of the prospectus will be printed in 10-point type or larger.

2.	To the extent that you include a discussion of the Sponsor’s purchase of Class F shares prior to the offering, please revise to discuss the total amount raised in the placement.

We have revised the disclosure on the cover page as requested.

Dilution, page 63

3.	Please revise your presentation as follows:

•	Change the amount in the caption, net tangible book value before this offering, to be consistent with the corresponding amounts in your balance sheet. In this regard it is clear that your historical tangible book value is negative.

•	Change the amount in the caption, increase attributable to public shareholders, to be consistent with the net tangible book value before the offering of ($0.001) per share and the pro forma net tangible book value after the offering of $0.82 per share. In this regard, the amounts you present foot to a negative $0.82 not a positive amount.

•	Change the underscore to follow the amount in the caption, decrease attributable to public shares subject to redemption.

We have revised the disclosure as requested. Please see page 63.

Securities and Exchange Commission

June 1, 2016

Related Party Transactions, page 69

4.	We note your disclosure on pages 70 and 109 that there is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by your sponsor, officers and directors or any of their respective affiliates. We also note that on page 23 you state that reimbursement of out-of-pocket expenses relating to identifying, investigating and completing an initial business combination will not be made from the proceeds of the offering held in the trust account. Please revise your disclosure on page 70 and 109 to clarify that reimbursements will not be made from the trust account.

We have revised the disclosure as requested. Please see pages 70 and 109.

JOBS Act, page 71

5.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We have not presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act, and we have not authorized anyone to do so on our behalf. We represent to the extent that there are any such written communications that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, we will supplementally provide them to the Staff. In such case, we further confirm that no copies of such written communications will be retained by potential investors.

Manner of Conducting Redemptions, page 82

6.	Please revise your disclosure here and on page 19 to discuss the quorum requirement applicable to shareholder meetings called to approve business combinations. Also, explain whether the shares held by your sponsor, directors and officers will count towards this requirement.

We have revised the disclosure as requested. Please see pages 19 and 83.

Redemption of Public Shares and Liquidation if No Initial Business Combination, page 85

7.	We note your disclosure on page 86 indicating that your sponsor, officers and directors have agreed, pursuant to a written agreement, that they will

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June 1, 2016

not propose any amendment to your amended and restated memorandum and articles of association that would affect the substance or timing of your obligation to redeem 100% of your public shares if you do not complete your initial business combination within 24 months. Please clarify here, and elsewhere in the prospectus as appropriate, whether permitted transferees would be subject to the same agreement.

We have revised the disclosure as requested. Please see pages 21, 23 and 86.

Executive Officer and Director Compensation, page 99

8.	We note your disclosure that your independent directors will review on a quarterly basis all payments that were made to your sponsor, officers, directors and their respective affiliates. Please reconcile your disclosure here with your disclosure on pages 70 and 109 that your audit committee will review these reimbursements on a quarterly basis.

We have revised the disclosure to state that all such payments will be reviewed on a quarterly basis by our audit committee. Please see page 99.

Principal Shareholders, page 106

9.	Please revise the security ownership table to identify the natural person or persons with voting and dispositive power of the shares owned by Saban Sponsor LLC.

We have revised the disclosure as requested. Please see page 106.

Cayman Islands Taxation, page 128

10.	We note that you have applied for an undertaking from the Governor in Cabinet of the Cayman Islands regarding The Tax Concessions Law. Please update your disclosure when you have obtained such an undertaking, or revise to indicate that you do not expect to obtain such an undertaking prior to the effectiveness of your registration statement.

We have revised the disclosure to indicate that we have obtained such an undertaking. Please see pages 7 and 128.

* * *

Securities and Exchange Commission

June 1, 2016

Please contact me at (213) 687-5527 should you require further information.

Very truly yours,

/s/ Jonathan Ko

Jonathan Ko

cc: Saban Capital Acquisition Corp.

      Adam Chesnoff

cc: Freshfields Bruckhaus Deringer US LLP

      Paul Tropp